BiO

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2007

Head Office:

Suite 160 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

President^s Letter to Shareholders

In the Company's third quarter, ended December 31, 2007, sales of the Company^s Sucanon diabetes medication were $95,008, an increase of 13% over sales of $83,845 in the immediately preceding quarter, ended September 30, 2007. Nine-month sales for the period ended December 31, 2007 were $283,759, compared to $198,696 for the year-earlier nine-month period, an increase of approximately 43%.

During the quarter, the Company^s management worked to increase sales channels in Mexico. The Company concluded an agreement with an agency of the Mexican government and is continuing to work with other Mexican government agencies to increase availability of Sucanon to Mexicans who are less well-off. Management also continued discussions with a potential partner interested in utilizing Sucanon in a combination product which would be distributed in Mexico.

Outside the Mexican market, the Company also continued discussions with a potential distributor for Sucanon in Argentina, while a Colombia-based distributor, with whom an agreement had been signed earlier in the year, continued with the process of obtaining regulatory approval in Colombia, Peru and Ecuador. During the quarter, as previously reported, an agreement was signed for distribution of Sucanon to four Central American countries -- El Salvador, Guatemala, Nicaragua and Honduras - and for distribution to the United Arab Emirates including Dubai.

While it is not possible to know whether agreements will be finalized and will be material to the Company^s business, management believes that progress is being made towards the goal of profitability for the Company.

On behalf of the Board of Directors

Robert B. Rieveley

President, Biotech Holdings

February 20, 2008

Biotech Holdings Ltd.

Notice to Shareholders

For the Nine Months Ended December 31, 2007

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2007 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the nine months or the quarters ended December 31, 2007 and December 31, 2006.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Financial Statement Basis of Presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2007.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Dec. 31	Mar 31,
	2007	2007
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 7,044	$ 23,358
Accounts receivable - net	178,199	164,573
Inventory	14,811	10,823
	200,054	198,754

Property Plant and Equipment
Continuing operations	105,685	115,264
Held for resale	1	1

Technology Interests	1	1
	$ 305,741	$ 314,020

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,304,311	$ 1,256,139
Due to related parties (note 5)	2,535,033	1,842,549
	3,839,344	3,098,688
Note payable	224,343	224,343
	4,063,687	3,323,031

SHAREHOLDERS' (DEFICIENCY)
Share Capital
Common shares	25,734,583	25,733,318
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	1,590,660	1,150,790
Deficit	(32,463,880)	(31,273,810)
	(3,757,946)	(3,009,011)
	$ 305,741	$ 314,020

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2007.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	9 Months to	9 Months to	3 Months to	3 Months to
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 283,759	$ 198,696	$ 95,008	$ 127,194
Cost of Sales	102,148	72,136	38,844	28,653
	181,611	126,560	56,164	98,541

General, administrative
and selling	492,848	433,896	153,243	146,978
Stock-based compensation (recovery)	440,275	65,965	35,868	(30,338)
Product marketing costs	175,938	197,558	71,457	93,457
Interest - current debt and other	125,997	65,285	46,376	26,568
Professional fees	57,726	60,536	1,055	143
Foreign exchange	36,246	15,689	10,325	(13,369)
Office rent, utilities and maintenance	33,072	47,204	12,391	15,003
Amortization	9,579	397,319	3,193	132,439
	1,371,681	1,283,452	333,908	370,881

Loss for the period	(1,190,070)	(1,156,892)	(277,744)	(272,340)

Deficit, beginning of period	(31,273,810)	(29,595,443)	(32,186,136)	(30,479,995)

Deficit, end of period	(32,463,880)	(30,752,335)	(32,463,880)	(30,752,335)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.00)	(0.01)

From discontinued operations	0.00	0.00	0.00	0.00

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	9 Months to	9 Months to	3 Months to	3 Months to
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (1,190,070)	$ (1,156,892)	$ (277,744)	$ (272,340)

Add (Deduct):
Amortization	9,579	397,319	3,193	132,439
Stock-based compensation	440,275	65,965	35,868	(30,338)
	(740,216)	(693,608)	(238,683)	(170,239)
Add (Deduct) changes in:
Accounts receivable	(13,626)	(86,730)	(23,404)	(69,470)
Advances	0	10,972	0	9,360
Inventory	(3,988)	22,749	10,519	11,423
Accounts payable	48,172	13,596	29,965	(2,627)
	(709,658)	(733,021)	(221,603)	(221,553)
Financing Activities:

Due to Related Parties	692,484	696,548	217,613	213,053
Issuance of Common Shares	860	0	0	0
	693,344	696,548	217,613	213,053
Investing Activities:

Acquisition of capital assets	0	(1,283)	0	0
	0	(1,283)	0	0

Increase (Decrease) in Cash	(16,314)	(37,756)	(3,990)	(8,500)

Cash, beginning of period	23,358	68,279	11,034	39,023

Cash, end of period	$ 7,044	$ 30,523	$ 7,044	$ 30,523

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

December 31, 2007

1. Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $32,463,880 and a Shareholders^ Deficiency of $3,757,946 at December 31, 2007. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2007 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows

Revenue Recognition

The Company^s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2007

3. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Shares Outstanding and Shareholders^ Deficiency

The following table provides a reconciliation of the changes in Shareholders^ Deficiency from March 31, 2007 to December 31, 2007:
		Convertible		Convertible			Total
	Common	Preferred	Common	Preferred	Contributed		Shareholders'
	Shares	Shares	Shares	Shares	Surplus	Deficit	Deficiency

	Number	Number	Amount	Amount

Balance, March 31, 2007	92,229,512	13,806,907	$25,733,318	$1,380,691	$1,150,790	$(31,273,810)	$(3,009,011)

Common shares issued:
for cash -
by stock options exercised	8,600		860				860
Stock-based compensation					440,275		440,275
Options exercised for which
stock-based compensation
has been recorded			405		(405)		0
Net loss						(1,190,070)	(1,190,070)

Balance, December 31, 2007	92,238,112	13,806,907	$25,734,583	$1,380,691	$1,590,660	$(32,463,880)	$(3,757,946)

Securities issued in the period:

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended December 31, 2007.

Outstanding Warrants to Purchase Common Shares as of December 31, 2007

No common share warrants were outstanding on December 31, 2007.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on December 31, 2007.

Stock Options Exercised in the Period

During the 9 months ended December 31, 2007, 8,600 stock options were exercised by a consultant for the Company for total proceeds of $860.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2007

Stock Options Expired or Cancelled in the Period

The following stock options were cancelled in the 9 months ended December 31, 2007:

	Total	Directors &	Employees	Consultants
Exercise Price and expiry date	Number	Officers

$0.10 Jun 25, 2008	300,000	300,000	0	0
$0.11 Apr 12, 2009	200,000	200,000	0	0

Stock Options Granted in the Period,

In April, 2007, the Company announced that it had granted a total of 5,034,000 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.11 per share, vest October 12, 2007 and expire April 12, 2009.

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

Outstanding Stock Options as at December 31, 2007:

Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.55 Mar. 24, 2008	1,190,000	900,000	160,000	130,000
$0.135 Feb. 22, 2008	300,000	300,000
$0.16 Jun. 22, 2008	896,000	560,000		336,000
$0.10 Jun. 22, 2008	527,800	430,000	40,000	57,800
$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	4,834,000	4,110,000	410,000	314,000
Outstanding as at December 31, 2007	8,022,800	6,300,000	885,000	837,800

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2007

3. Share Capital (continued)

A breakdown of outstanding options as at December 31, 2007 to Directors and Officers was as follows:
Grant Date	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	12-Apr-07	Total
Exercise Date	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	12-Oct-07
Expiry Date	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	12-Apr-09
Option Price	$0.55	$0.14	$0.16	$0.10	$0.11

Cheryl Rieveley, Director	120,000		90,000	70,000	340,000	620,000
Gale Belding, Director	120,000		-	70,000	430,000	620,000
Johan de Rooy, Director	100,000		90,000	50,000	360,000	600,000
Art Cowie, Director		300,000		50,000	150,000	500,000
Robert Rieveley Director & CEO	500,000		190,000	150,000	2,660,000	3,500,000
Lorne Brown, CFO	60,000		190,000	40,000	170,000	460,000

Total	900,000	300,000	560,000	430,000	4,110,000	6,300,000

4. Stock based compensation

Using the fair value method to value stock options, $440,275 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 169% and a weighted average risk free rate of 4.2%. The total cost of the stock-based compensation expense is being recognized over the period from the grant date to the vesting date.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2007

5. Related party transactions

Due to Related Parties
		Dec 31, 2007	Mar 31, 2007
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended Dec 31, 2007, $17,904 in interest was accrued.

		$ 316,303	$ 298,399
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	28,619	4,551
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	6,553	6,802
		351,475	309,752

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 9 months ended Dec 31, 2007, the notes
were increased by advances of $544,500

During the period, interest expense of $106,261 was accrued.	2,183,558	1,532,797
	2,183,558	1,532,797
Total	$ 2,535,033	$ 1,842,549

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	9 Months ended	9 Months ended	Quarter ended	Quarter ended
	Dec 31 07	Dec 31 06	Dec 31 07	Dec 31 06

Management fees paid and
accrued to an officer	$ 101,888	$ 101,569	$ 33,964	$ 33,962
Salaries and Benefits	$ 135,967	$ 129,498	$ 45,000	$ 41,999
Interest accrued on Notes Payable
to related parties	$ 124,166	$ 65,285	$ 45,557	$ 26,568
Services provided by Companies
controlled by Directors	$ 65,538	$ 59,947	$ 24,409	$ 17,862

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2007

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:
Salaries and Benefits Management Fees Investor Relations Office Expenses Bad Debts Stock Exchange and Transfer Agent Fees TOTAL	Nine Months Ended December 31, 2007 $ 207,272 101,888 67,125 71,333 33,489 11,741 $ 492,848	Quarter Ended December 31, 2007 $ 69,437 33,964 23,113 4,774 20,469 1,486 $ 153,243

Reconciliation of Material Differences Between U.S. and Canadian Generally Accepted Accounting Principles

In the opinion of the Company there are no material differences between U.S. and Canadian Generally Accepted Accounting Principles (GAAP) that would have an impact on these financial statements.